Lands’ End, Inc. 1 Lands’ End Lane Dodgeville, Wisconsin 53595

March 14, 2014

VIA EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lands’ End, Inc.
Registration Statement on Form 10-12B
File No. 001-09769

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form 10 (File No. 001-09769) (as amended to date, the “Registration Statement”), filed by Lands’ End, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Sears Holdings Corporation (“Sears Holdings”) has set March 24, 2014 as the record date for the distribution of the shares of common stock of the Company (the “Shares”), which is scheduled to occur on April 4, 2014. Sears Holdings and the Company would like for the Shares to commence trading on NASDAQ on a “when issued” basis as soon as practicable and potentially as early as March 20, 2014, two business days prior to the record date. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern time, on March 17, 2014, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. John Reynolds

U.S. Securities and Exchange Commission

March 14, 2014

•	The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (608) 935-6995 with any questions you may have concerning this request. In addition, please contact the undersigned when this request for acceleration has been granted.

Sincerely,

/s/ Karl A. Dahlen
Karl A. Dahlen
Senior Vice President, General Counsel and Corporate Secretary

cc:	Igor Kirman
Wachtell, Lipton, Rosen & Katz

Dorian R. Williams
Vice President and Deputy General Counsel
Sears Holdings Corporation